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                                                                  Exhibit 4.2.13



                          AMENDMENT TO RIGHTS AGREEMENT

         AMENDMENT, dated as of March 6, 2003 (this "Amendment"), by and between SIRIUS SATELLITE RADIO INC., a Delaware corporation (the "Company"), and THE BANK OF NEW YORK, as rights agent (the "Rights Agent").

                                    RECITALS

         WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement, dated as of October 22, 1997 (as heretofore amended, the "Rights Agreement");

         WHEREAS, the Company proposes to issue up to 885,393,009 shares of its common stock, par value $.001 per share ("Common Stock"), and warrants to purchase up to 87,577,114 shares of Common Stock in a series of transactions (the "Restructuring Transactions") pursuant to which the Company will: (i) exchange all or substantially all of its debt securities for up to 596,669,765 shares of Common Stock; (ii) exchange all of its outstanding preferred stock for an aggregate of 76,992,865 shares of Common Stock and warrants to purchase an aggregate of 87,577,114 shares of Common Stock; and (iii) sell an aggregate of 211,730,379 shares of Common Stock for a total purchase price of $200 million in cash;

         WHEREAS, unless the Rights Agreement is amended, the consummation of the Restructuring Transaction may result in certain entities becoming an "Acquiring Person," as defined in Section l(a) of the Rights Agreement, including Affiliates and Associates (each as defined in the Rights Agreement) of OppenheimerFunds, Inc., Apollo Management, L.P., The Blackstone Group L.P. and Lehman Commercial Paper Inc.; and

         WHEREAS, the Board of Directors of the Company deems it desirable and in the best interests of the Company and its stockholders to amend the Rights Agreement to exclude such entities who would otherwise be deemed Beneficial Owners (as defined in the Rights Agreement) as a result of the Restructuring Transactions from such definition of "Acquiring Person."

         Accordingly, the parties agree as follows:

         1. Amendments of Section 1(a) of the Rights Agreement. (a) The definition of "Acquiring Person" set forth in Section 1(a) of the Rights Agreement is amended and restated by deleting such definition in its entirety and substituting in lieu thereof the following definition:

                  "(a) 'Acquiring Person' shall mean any Person who, together with all Affiliates and Associates of such Person, shall hereafter become the Beneficial Owner of fifteen percent (15%) or more of the Common Shares then outstanding, but shall not include the Company, any wholly owned Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan; provided that (i) each of the Financing Parties who is or becomes the Beneficial Owner of any Common Shares shall not be, or be deemed to be, an Acquiring Person



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         unless and until such Person, together with Affiliates and Associates of that Person, becomes the Beneficial Owner of more than twenty-five percent (25%) of the outstanding Common Shares; and (ii) Lehman shall not be, or be deemed to be, an Acquiring Person unless and until Lehman, together with its Affiliates and Associates, becomes the Beneficial Owner of a number of Common Shares greater than the sum of
         (x) shares acquired in the Restructuring Transactions, plus (y) a number of Common Shares, in addition to those referred to in (x) above, equal to one percent (1%) of the total number of Common Shares outstanding from time to time; and provided further, that a Person shall not be deemed to be the Beneficial Owner of, or to beneficially own, securities that such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) upon the exercise of (a) employee stock options now or hereafter (but prior to the Separation Date) issued by the Company or (b) conversion rights conferred in any class or series of Preferred Stock, par value $0.001 per share, of the Company issued prior to the Separation Date if the resolutions of the Board providing for the issuance of such class or series of Preferred Stock shall specifically refer to this Rights Agreement and provide that the right to acquire securities upon the exercise of conversion rights so conferred shall not be deemed to constitute beneficial ownership of such shares."

         (b) Section 1 of the Rights Agreement is amended by adding the following definitions of "Financing Parties" and "Restructuring Transactions" to
Section 1 of the Rights Agreement in the appropriate alphabetical order:

                  "'Financing Parties' shall mean each of OppenheimerFunds, Inc., Apollo Management, L.P., The Blackstone Group L.P. and their respective affiliates and affiliated investment funds.

                   'Restructuring Transactions' shall mean, collectively, the Company's (i) offer to exchange all or substantially all of its debt securities for up to 596,669,765 Common Shares; (ii) exchange of all of its outstanding 9.2% Series A Junior Cumulative Convertible Preferred Stock, 9.2% Series B Junior Cumulative Convertible Preferred Stock and 9.2% Series D Junior Cumulative Convertible Preferred Stock for an aggregate of 76,992,865 Common Shares and Series A Warrants and Series B Warrants to purchase an aggregate of 87,577,114 Common Shares; and
         (iii) sale of an aggregate of 211,730,379 Common Shares for a total purchase price of $200 million in cash."

         2. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

                            (Signature page follows)



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         EXECUTED as of the date set forth above.

                                       SIRIUS SATELLITE RADIO INC.

                                       By: /s/ Patrick L. Donnelly
                                          -------------------------------------
                                              Patrick L. Donnelly
                                              Executive Vice President, General
                                              Counsel and Secretary

                                       THE BANK OF NEW YORK

                                       By: /s/ Alexander Pabon
                                          -------------------------------------
                                              Alexander Pabon